Filed pursuant to Rule 424(b)(3)

File No. 333-214881

UNITED STATES 3X SHORT OIL FUND

Supplement No. 2 dated October 8, 2019

to

Prospectus dated May 1, 2019

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of the United States 3x Short Oil Fund (“USOD”) dated May 1, 2019, as amended or supplemented from time to time, including by that certain Supplement No. 1 dated September 18, 2019. Capitalized terms used but not defined herein shall have the same meaning given them in the Prospectus. You should read this supplement together with the Prospectus and keep it with your Prospectus for future reference.

The risk factor “Investment Risk” is amended by replacing the section named “Other crude oil supply-related factors.” on page 7 with the following:

Other crude oil supply-related factors. Crude oil prices also vary depending on a number of factors affecting supply. For example, increased supply from the development of new oil supply sources and technologies to enhance recovery from existing sources tends to reduce crude oil prices to the extent such supply increases are not offset by commensurate growth in demand. Similarly, increases in industry refining or petrochemical manufacturing capacity may impact the supply of crude oil. World oil supply levels can also be affected by factors that reduce available supplies, such as adherence by member countries to the Organization of the Petroleum Exporting Countries (“OPEC”) production quotas and the occurrence of wars, hostile actions, government actions, natural disasters, disruptions in competitors’ operations, or unexpected unavailability of distribution channels that may disrupt supplies. Technological change can also alter the relative costs for companies in the petroleum industry to find, produce, and refine oil and to manufacture petrochemicals, which in turn may affect the supply of and demand for oil.

The risk factor “Investment Risk” is amended by replacing the section named “Price Volatility May Cause the Total Loss of Your Investment.” on page 7 with the following:

Price Volatility May Possibly Cause the Total Loss of Your Investment. Futures contracts have a high degree of price variability and are subject to occasional rapid and substantial changes. Volatility from such changes may result in market disruptions that may adversely affect the Fund’s ability to maintain exposure to the Benchmark Oil Futures Contract at requisite levels to meet the Fund’s investment objective. Market disruptions may result in, among other things, unexpected large margin calls, large numbers of shares of the Fund being issued or redeemed by the Fund through creation baskets or redemption baskets, NYMEX suspension of trading in the Benchmark Oil Futures Contracts, application of position limits or other or regulatory action. During such market disruptions, USCF, in its sole discretion, may take actions to address the price variability in the Benchmark Oil Futures Contracts that could cause the Fund to significantly deviate from the Fund’s investment objective. Such actions could have a significant negative impact on the Fund’s per share NAV and total return as well as the ability of the Fund to track three times the inverse (-3x) of the daily changes in the price of the Benchmark Oil Futures Contract in the manner intended to meet its investment objective. Consequently, the Fund’s per share value may vary significantly from the Fund’s investment objective and you could lose all or substantially all of your investment in the Fund.

The risk factor “Other Risks” is amended by replacing the section named “Certain of the Fund’s investments could be illiquid, which could cause large losses to investors at any time or from time to time.” on page 19 with the following:

Certain of the Fund’s investments could be illiquid, which could cause large losses to investors at any time or from time to time.

Futures positions cannot always be liquidated at the desired price. It is difficult to execute a trade at a specific price when there is a relatively small volume of buy and sell orders in a market. A market disruption, such as a geopolitical event or a government taking political actions that disrupt the market for its currency, its crude oil production or exports, or another major export, can also make it difficult to liquidate a position. Because both Oil Futures Contracts and Other Oil-Related Investments may be illiquid, the Fund’s Oil Interests may be more difficult to liquidate at favorable prices in periods of illiquid markets and losses may be incurred during the period in which positions are being liquidated. The large size of the positions that the Fund may acquire increases the risk of illiquidity both by making its positions more difficult to liquidate and by potentially increasing losses while trying to do so.

OTC contracts that are not subject to clearing may be even less marketable than futures contracts because they are not traded on an exchange, do not have uniform terms and conditions, and are entered into based upon the creditworthiness of the parties and the availability of credit support, such as collateral, and in general, they are not transferable without the consent of the counterparty. These conditions make such contracts less liquid than standardized futures contracts traded on a commodities exchange and could adversely impact the Fund’s ability to realize the full value of such contracts. In addition, even if collateral is used to reduce counterparty credit risk, sudden changes in the value of OTC transactions may leave a party open to financial risk due to a counterparty default since the collateral held may not cover a party’s exposure on the transaction in such situations.

The risk factor “Other Risks” is amended by replacing the section named “The Fund is not actively managed and inversely tracks the Benchmark Oil Futures Contract during periods in which the price of the Benchmark Oil Futures Contract is flat or rising as well as when the price is declining.” on page 19 with the following:

The Fund is not actively managed and inversely tracks the Benchmark Oil Futures Contract during periods in which the price of the Benchmark Oil Futures Contract is flat or rising as well as when the price is declining.

The Fund is not actively managed by conventional methods. Accordingly, if the Fund’s short positions in Oil Interests are declining in value, the Fund generally will not close out such positions except in connection with paying the proceeds to an Authorized Participant upon the redemption of a basket or closing out futures positions in connection with the monthly change in the Benchmark Oil Futures Contract. USCF seeks to cause the NAV of the Fund’s shares to track three times the inverse of the value of the Benchmark Oil Futures Contract during periods in which its price is flat or rising as well as when the price is declining. However, volatility from changes in the price of the Benchmark Futures Contract may result in market disruptions that may adversely affect the Fund’s ability to maintain exposure to the Benchmark Oil Futures Contract at requisite levels to meet the Fund’s investment objective. Market disruptions may result in, among other things, unexpected large margin calls, large numbers of shares of the Fund being issued or redeemed by the Fund through creation baskets or redemption baskets, NYMEX suspension of trading in the Benchmark Oil Futures Contracts, application of position limits or other or regulatory action. During such market disruptions, USCF, in its sole discretion, may take actions to address the price variability in the Benchmark Oil Futures Contracts that could cause the Fund to significantly deviate from the Fund’s investment objective. Such actions could have a significant negative impact on the Fund’s per share NAV and total return as well as the ability of the Fund to track three times the inverse (-3x) of the daily changes in the price of the Benchmark Oil Futures Contract in the manner intended to meet its investment objective and you could lose all or substantially all of your investment in the Fund.